Filed by TCF Financial Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TCF Financial Corporation

SEC File No.: 001-10253

Date: January 28, 2019

Wholesale Banking Customer / Client Outreach Email

Final Approved Language for Mass Emails to Large Distributions

Dear [ ]

Attached is our official press release announcing a merger of equals between TCF and Chemical Bank of Detroit. The combination of our two highly complementary organizations will create the premier Midwest bank with immediate scale to compete in an expanded market footprint and accelerate value creation for customers, employees and shareholders. Completion of this merger is subject to the customary regulatory approvals as well as a ratification vote by shareholders of both companies. We expect the transaction to finalize once all necessary conditions to closing have been satisfied. In the meantime, it’s business as usual for TCF and our steadfast commitment to partner with and serve you remains unchanged. We invite you to visit the web site created to provide additional information on this merger of equals at premiermidwestbank.com.

We are extremely excited about our future together and we look forward to expanding our relationship with you.

Feel free to contact me directly with any questions or comments you may have.

Best,

 ____________________________________________________________

In connection with the proposed merger, Chemical will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of TCF and Chemical and a Prospectus of Chemical. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about TCF and Chemical, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to TCF Investor Relations at Investor Relations, TCF Financial Corporation, 200 Lake Street East, EXO-02C, Wayzata, MN 55391 by calling (952) 745-2760 or by sending an e-mail to investor@tcfbank.com, or to Chemical Investor Relations at Investor Relations, Chemical Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, MI 48226, by calling (800) 867-9757 or by sending an e-mail to investorinformation@chemicalbank.com.

Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of TCF and Chemical shareholders in connection with the proposed transaction will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.